Exhibit 99.3

Non-registered holder’s information (English Name and Address)

非登記持有人資料 (英文姓名及地址)

Request Form 申請表格

To:	China Southern Airlines Company Limited (the “Company”)	致 :	中國南方航空股份有限公司 (「本公司」)
	(Stock Code: 1055)		(股份代號: 1055)
	c/o Hong Kong Registrars Limited		經香港證券登記有限公司
	17M Floor, Hopewell Centre, 183 Queen’s Road East		香港灣仔皇后大道東183號
	Wanchai, Hong Kong		合和中心17M樓

I/We would like to receive the Corporate Communications* of the Company (“Corporate Communications”) in the manner as indicated below:

本人/我們希望以下列方式收取 貴公司之公司通訊文件*(「公司通訊文件」):

(Please mark ONLY ONE (X) of the following boxes)

(請從下列選擇中, 僅在其中一個空格內劃上「X」號)

☐	to receive the printed English version of all Corporate Communications ONLY; OR
僅收取公司通訊文件之英文印刷本; 或

☐	to receive the printed Chinese version of all Corporate Communications ONLY; OR
僅收取公司通訊文件之中文印刷本; 或

☐	to receive both printed English and Chinese versions of all Corporate Communications.
同時收取公司通訊文件之英文及中文印刷本。

Contact telephone number	Signature(s)
聯絡電話號碼	簽名

Notes 附註:
1.	Please complete all your details clearly.
請閣下清楚填妥所有資料。

2.	This letter is addressed to the Non-registered holders of the Company only (“Non-registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications).
此函件只向本公司之非登記持有人(「非登記持有人」指股份存放於中央結算及交收系統的人士或公司, 透過香港中央結算有限公司不時向本公司發出通知, 希望收到公司通訊)發出。

3.	Any form with more than one box marked(X), with no box marked(X), with no signature or otherwise incorrectly completed will be void.
如在本表格作出超過一項選擇、或未有作出選擇、或未有簽署、或在其他方面填寫不正確, 則本表格將會作廢。

4.	The above instruction will apply to the Corporate Communications to be sent to you until you notify the Company c/o Hong Kong Registrars Limited to the contrary or unless you have at anytime ceased to have holdings in the Company.
上述指示適用於發送予閣下之所有公司通訊, 直至閣下通知本公司之香港證券登記處香港證券登記有限公司另外之安排或任何時候停止持有本公司的股份。

5.	For the avoidance of doubt, we do not accept any other instruction given on this Request Form.
為免存疑, 任何在本申請表格上的額外指示, 本公司將不予處理。

*	Corporate Communications includes but not limited to (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.
公司通訊文件包括但不限於 : (a)董事會報告、年度財務報表連同核數師報告及如適用, 財務摘要報告 ; (b)中期報告及如適用 , 中期摘要報告 ; (c)會議通告; (d)上市文件; (e)通函; 及(f)委任代表表格。

閣下寄回申請表格時, 請將此郵寄標籤剪貼於信封上。	郵寄標籤 MAILING LABEL
如在本港投寄毋須貼上郵票。	香港證券登記有限公司
Please cut the mailing label and stick this on the envelope	Hong Kong Registrars Limited
to return this Request Form to us.	簡便回郵號碼 Freepost No. 37
No postage stamp necessary if posted in Hong Kong.	香港 Hong Kong